# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CapsoVision, Inc, CIK 0001378325
CUSIP: 140935107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, SARATOGA, California (CA), 95070
Date of event which requires filing of this statement: 04/10/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002102304

## Reporting persons
- Shen Ching Hang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 3,991,606; shared voting power 2,408,921; sole dispositive power 3,991,606; shared dispositive power 2,408,921; aggregate amount beneficially owned 6,400,527 (12.8% of the class)
- Star One Global Capital Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 2,408,921; shared voting power 0; sole dispositive power 2,408,921; shared dispositive power 0; aggregate amount beneficially owned 2,408,921 (4.8% of the class)

## Item 1. Issuer
Name of issuer: CapsoVision, Inc
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, SARATOGA, CALIFORNIA, 95070.

## Item 4. Ownership
Amount beneficially owned: 6,400,527 shares
Percent of class: 12.84%, based on 49,840,000 shares outstanding.
Sole power to vote or to direct the vote: 3,991,606
Shared power to vote or to direct the vote: 2,408,921
Sole power to dispose or to direct the disposition: 3,991,606
Shared power to dispose or to direct the disposition: 2,408,921

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Star One is the entity through which indirect ownership is held.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Joint Filing Agreement (Exhibit A).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Shen Ching Hang: Mei-feng lu Wang, Authorized Individual (04/10/2026)
- Star One Global Capital Limited: Mei-feng lu Wang, Authorized Individual (04/14/2026)